Consent of Independent Registered Public Accounting Firm

The Board of Directors
Catalyst Paper Corporation

We consent to the use of the following reports in this annual report on Form 40-F (the “Form 40-F”) of Catalyst Paper Corporation (the “Company”):

•
Auditors’ Report to the Shareholders dated February 9, 2007 on the consolidated balance sheets of the Company as at December 31, 2006 and 2005, and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006 included in the Annual Report of the Company and incorporated by reference in the Form 40-F;

•	Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Differences dated February 9, 2007 included herein; and

•
our Report of Independent Registered Public Accounting Firm dated February 9, 2007 on management's assessment of the effectiveness internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006.

(signed) KPMG LLP
Chartered Accountants

Vancouver, Canada
February 12, 2007

Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Company's internal control over financial reporting. Our report to the shareholders dated February 9, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Company's internal control over financial reporting in the financial statement auditors' report.

(signed) KPMG LLP
Chartered Accountants

Vancouver, Canada
February 9, 2007